CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

SERVICES AGREEMENT

THIS SERVICES AGREEMENT (, the "Agreement") is made as of the date last signed below (the "Effective Date") by and between Bright Minds Biosciences Inc. ("The Client Company") and The Medical College of Wisconsin, Inc. ("MCW").

1. Agreement Structure. The Client Company desires MCW to provide certain consulting, laboratory and/or research-related services attached as Appendix A (the "Services"). This Agreement contains general terms and conditions under which The Client Company would engage Medical College of Wisconsin and under which MCW would provide Services.

2. About the Services.

2.1 Provision of Services. MCW agrees to provide all Services: (a) promptly; (b) within the time period specified and (c) in accordance with the industry standards and practices for the performance of similar services. MCW will designate John McCorvy, PhD as the "Project Leader" who will be available for frequent communications with The Client Company regarding the Services provided.

2.2 Data Integrity. MCW acknowledges the importance to The Client Company of ensuring that the Services are undertaken in accordance with the following good data management practices ("Good Data Management Practices") (a) data are being generated using sound scientific techniques and processes, (b) data are being accurately recorded in accordance with good scientific practices by persons performing the Services hereunder, (c) data are being analyzed appropriately without bias in accordance with good scientific practices, (d) data and results are being stored securely and can be easily retrieved and (e) data trails exist to easily demonstrate and/or reconstruct key decisions made during performance of the Services, presentations made about the Services and conclusions reached with respect to the Services.

2.3 Data Verification and Reports. A copy of all raw data, databases and analytical reports of the data will be provided to The Client Company in a format mutually agreed upon by the Project Leader and The Client Company.

2.4 Standard Operating Procedures. MCW will, upon request and under confidentiality, supply copies to The Client Company of all standard operating procedures relevant to the Services.

3. Compensation. As full consideration for the Services, The Client Company will pay MCW in accordance with the budget provided in Attachment B ("Budget"). MCW will invoice The Client Company for all amounts for Services as provided in the payment schedule included in Attachment B. All undisputed payments will be made by The Client Company as arranged.

4. Confidential Information. The term "Confidential Information" includes that all compound identities will be coded and experimenters will be blinded to the identity, unless otherwise at the discretion of the sponsor.

Term. The term of this Agreement shall be from the Effective Date for a period "****".

The Medical College of Wisconsin, Inc.	Bright Minds Biosciences Inc.

By: "April Haverty"	By: "Ian McDonald"

Name: April A. Haverty, MPE, JD	Name: Ian McDonald

Title: Director, Office of Grants & Contracts	Title: CEO

duly authorized	duly authorized

Date: 6/22/2020	Date: June 13, 2020

Read and Understood by MCW Project Leader:

Signature: "John McCorvy" Name: John McCorvy, PhD

APPENDIX A: Services

McCorvy Lab/Medical College of Wisconsin: Profiling Novel Serotonin Compounds with Potential Therapeutics

"****".

Appendix B

"****".